

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

June 30, 2009

Mr. Nanuk Warman
President, Principal Executive and Financial Officer
Touchstone Mining Limited
11923 SW 37 Terrace
Miami, Florida 33175

> **Re:** **Touchstone Mining Limited**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 29, 2008**
> **File No. 333-130696**

Dear Mr. Warman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller,
Branch Chief